Exhibit 4.2

CLOUDMINDS INC.

Number	Class A Ordinary Shares

Incorporated under the laws of the Cayman Islands

Share capital is US$100,000 divided into
(i) 472,847,581 Class A Ordinary Shares of a par value of US$0.0001 each,
(ii) 127,152,419 Class B Ordinary Shares of a par value of US$0.0001 each, and
(iii) 400,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association

THIS IS TO CERTIFY THAT                                                                              is the registered holder of                                  Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                         day of                                                   2019 by:

DIRECTOR